SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter period ended June 30, 2003

DSG International Limited

(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Included as Exhibits to this 6-K Report

Exhibit

32.1	Certification Letter from the Chief Executive Officer
32.2	Certification Letter from the Chief Financial Officer
99.1	Press Release dated August 29, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL LIMITED (Registrant)

By:	/s/ EDMUND J. SCHWARTZ
Chief Financial Officer

Date: August 29, 2003

Index to Exhibits

Exhibit No.
32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by Edmund J.Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated August 29, 2003